Exhibit 12.1

CALCULATIONS OF EARNINGS AVAILABLE TO COVER FIXED CHARGES

	Nine Months Ended	Year Ended December 31,
	9/30/2011	2010	2009	2008	2007	2006
	(Dollars in thousands)
Earnings available to cover fixed charges	$(18,445)	$(18,388)	$(20,101)	$(28,116)	$(24,238)	$(23,012)

Fixed charges	67	—	—	—	—	—

Ratio of earnings to fixed charges	—	—	—	—	—	—

Calculation of earnings available:
Net loss	$(18,512)	$(18,388)	$(20,101)	$(28,116)	$(24,238)	$(23,012)
Fixed charges	67	—	—	—	—	—

Earnings (loss) available to cover fixed charges	$(18,445)	$(18,388)	$(20,101)	$(28,116)	$(24,238)	$(23,012)

Calculation of fixed charges:
Interest expense	$67	$—	$—	$—	$—	$—

Total fixed charges	$67	$—	$—	$—	$—	$—